SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of February, 2016

Commission File Number: 1-16269

AMÉRICA MÓVIL, S.A.B. DE C.V.
(Exact name of registrant as specified in its charter)
America Mobile
(Translation of Registrant´s name into English)

Lago Zurich 245
Plaza Carso / Edificio Telcel
Colonia Granada Ampliación
11529 Mexico, D.F., Mexico
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes _______ No ___X____

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes _______ No ___X____

Indicate by check mark whether the registrant by furnishing the information contained in this Form 6-K is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes _______ No ___X____

América Móvil’s fourth quarter of
2015 financial and operating report

Mexico City, February 9, 2016 - América Móvil, S.A.B. de C.V. (“América Móvil”) [BMV: AMX] [NYSE: AMX] [NASDAQ: AMOV] [LATIBEX: XAMXL], announced today its financial and operating results for the fourth quarter of 2015.

We added 1.5 million postpaid wireless subscribers in the fourth quarter including 513 thousand in Brazil and 361 thousand in Mexico. Our postpaid subscriber base increased 5.9% year-on-year.

We had net disconnections of 4.3 million prepaid wireless subscribers of which 4.9 million were in Brazil, 651 thousand in Ecuador and 297 thousand in Peru.

Our wireless subscriber base ended 2015 at 286 million clients and our fixed-line RGUs reached 81 million units, for a total of 367 million access lines.

Fourth quarter revenues were up 0.6% from the prior year to 231 billion pesos. Service revenues declined 0.6% year-on year at constant exchange rates, in line with the preceding two quarters. Wireless data revenues expanded 10.3%, fixed data 7.9% and PayTV revenues 6.6%.

EBITDA totaled 63.9 billion pesos in the quarter, 2.9% less than a year before at constant exchange rates. Our net profit totaled 15.7 billion pesos and was six times higher than in the year-earlier quarter as our comprehensive financing costs came down along with foreign exchange losses. Our net profit was equivalent to 24 peso cents per share or 28 dollar cents per ADR.

Net debt ended the year at 585 billion pesos as compared to 537 billion pesos a year earlier. It was equivalent to 1.8 times LTM EBITDA, allowing for the equity credit on our hybrid bonds and for the market value of our derivatives position.

Our capital expenditures for the full year totaled 164 billion pesos while our shareholder distributions amounted to 71 billion pesos, including the extraordinary dividend paid out in September.

With the entrance of a new international competitor in Mexico more than a year ago, competition has intensified between the three carriers and several MVNOs.

At a global level, América Móvil is smaller than these competitors in terms of revenues, profits and enterprise value. Still, these two large enterprises are subsidized by América Móvil with asymmetric regulation. We have now  very intense competition in Mexico that benefits our consumers.

The new competitor announced the integration of its Mexican operation to those they run in the United States for a total population of approximately 440 million inhabitants. From reviewing commercial information available from such competitor, we note that net prices—before taxes—of mobile services in Mexico are considerably lower than those in the United States.

América Móvil Fundamentals (IFRS)
	4Q15	4Q14
EPS (Mex$) (1)	0.24	0.04
Earning per ADR (US$) (2)	0.28	0.06
Net Income (millions of Mex$)	15,663	2,625
Average Shares Outstanding (billion) (3)	66.10	68.47
(1) Net Income / Average Shares outstanding (2) 20 shares per ADR (3) All figures in the table reflect retroactively the 2:1 split that became effective on June 29th, 2011

Relevant Events

Following the approval of the IFT and confirmation by the Mexican Tax Authorities of its tax implications, the Telesites spin-off process was completed in October. We were authorized by the National Securities and Banking Commission to register the shares of Telesites on December 2nd, and concluded the listing process on December 21st. Holders of AMX are entitled to receive, in exchange for every 20 AMX shares, one Telesites share. Upon the spin-off, Telesites liquidated debt owed to America Movil in the amount of 21 billion pesos.

Access Lines

We ended the year with 367 million access lines. This figure—0.3% lower than last year’s on account of mobile disconnections—comprises 286 million wireless subscribers, 35 million landlines, 24 million broadband accesses and 22 million PayTV units.

We registered net disconnections of 2.9 million wireless subscribers in the fourth quarter that resulted in a 1.4% decline of our subscriber base in relation to the year before. As for our fixed RGUs, they increased 3.6% year-on-year mostly on account of a 6.6% jump in broadband accesses.

América Móvil’s Subsidiaries as of December 2015
Country	Brand	Business	Equity Participation	Consolidation Method
Mexico	Telcel	wireless	100.0%	Global Consolidation Method
	Telmex	wireline	98.7%	Global Consolidation Method
	Sección Amarilla (1)	other	98.4%	Global Consolidation Method
	Telvista	other	89.4%	Global Consolidation Method
Argentina	Claro	wireless	100.0%	Global Consolidation Method
	Telmex	wireline	99.7%	Global Consolidation Method
Brazil	Claro	wireless/wireline	96.4%	Global Consolidation Method
Chile	Claro	wireless	100.0%	Global Consolidation Method
	Telmex(1)	wireline	100.0%	Global Consolidation Method
Colombia	Claro	wireless	99.4%	Global Consolidation Method
	Telmex	wireline	99.3%	Global Consolidation Method
Costa Rica	Claro	wireless	100.0%	Global Consolidation Method
Dominicana	Claro	wireless/wireline	100.0%	Global Consolidation Method
Ecuador	Claro	wireless	100.0%	Global Consolidation Method
	Telmex(1)	wireline	98.4%	Global Consolidation Method
El Salvador	Claro	wireless/wireline	95.8%	Global Consolidation Method
Guatemala	Claro	wireless/wireline	99.3%	Global Consolidation Method
Honduras	Claro	wireless/wireline	100.0%	Global Consolidation Method
Nicaragua	Claro	wireless/wireline	99.6%	Global Consolidation Method
Panama	Claro	wireless/wireline	100.0%	Global Consolidation Method
Paraguay	Claro	wireless/wireline	100.0%	Global Consolidation Method
Peru	Claro	wireless/wireline	100.0%	Global Consolidation Method
Puerto Rico	Claro	wireless/wireline	100.0%	Global Consolidation Method
Uruguay	Claro	wireless/wireline	100.0%	Global Consolidation Method
USA	Tracfone	wireless	98.2%	Global Consolidation Method
Netherlands	KPN	wireless/wireline	21.1%	None (2)
Austria	Telekom Austria	wireless/wireline	59.7%	Global Consolidation Method
(1) Equity Participation of Telmex Internacional of which América Móvil owns 97.82%. (2) Since May, it is deemed to be available for sale, there is no proportional consolidation.

Wireless Subscribers

Our wireless subscriber base ended the year with 285.5 million clients. On the postpaid segment, our sub base was up 5.9% year-on-year to 63.0 million clients after net additions of 1.4 million in the fourth quarter, 39.4% more than in the last quarter of 2014. Brazil was the leader in postpaid net adds with 513 thousand—19% higher than last year—followed by Mexico with 361 thousand, that more than doubled, those of the year-earlier quarter. Telekom Austria Group added 440 thousand subs, five times more than a year before, whereas our operations in Central America obtained 72 thousand new clients.

Our prepaid subscriber base was down 3.2% year-on-year after the disconnection of 4.3 million clients in the fourth quarter. Most of the losses took place in Brazil, affected by an economic recession, but also in Ecuador, Peru and Panama with 651 thousand, 297 thousand and 82 thousand prepaid disconnections, respectively. We added prepaid subscribers in various regions, including the Argentinean block with 805 thousand, and Mexico and Central America with 342 and 126 thousand respectively.

Wireless Subscribers as of December 2015
	Total(1) (Thousands)
Country	Dec'15	Sep'15	Var.%	Dec'14	Var.%
Argentina, Paraguay and Uruguay	22,820	22,075	3.4%	22,000	3.7%
Austria & CEE	20,711	20,192	2.6%	20,008	3.5%
Brazil	65,978	70,353	-6.2%	71,107	-7.2%
Central America*	15,317	15,120	1.3%	13,973	9.6%
Caribbean	5,261	5,225	0.7%	5,092	3.3%
Chile	6,366	6,152	3.5%	5,754	10.6%
Colombia	28,973	28,931	0.1%	29,776	-2.7%
Ecuador	8,659	9,273	-6.6%	11,772	-26.4%
Mexico	73,697	72,994	1.0%	71,463	3.1%
Peru	12,084	12,354	-2.2%	12,498	-3.3%
USA	25,668	25,726	-0.2%	26,006	-1.3%
Total Wireless Lines	285,534	288,395	-1.0%	289,449	-1.4%

(1) Includes total subscribers of all companies in which América Móvil holds an economic interest; does not consider the date in which the companies started being consolidated.

*Central America includes Panama and Costa Rica in every table.

Fixed Revenue Generating Units

At the end of the year we had 80.8 million RGUs, 3.1% more than a year before, after adding 2.8 million net RGUs including 669 thousand broadband accesses, 571 thousand landlines and 158 thousand PayTV units.

Broadband accesses were up 6.6% year-over-year with those in the Central American block rising 43.7%, in Colombia 15.5% and in Brazil 7.7%. The number of landlines expanded by 3.2% mostly driven by Colombia which connected 435 thousand new fixed voice lines. The total number of PayTV units was up 1.0% in spite of Brazil’s disconnections of 240 thousand units.

Brazil accounts for nearly half of our fixed RGUs, 45%, followed by Mexico with 27%, Colombia with 8% and Central America and Europe, with approximately 6% each.

Fixed-Line and Other Accesses (RGUs) as of December 2015
	Total (Thousands)
Country	Dec'15	Sep'15	Var.%	Dec'14	Var.%
Argentina, Paraguay and Uruguay	583	579	0.7%	595	-2.2%
Austria & CEE	5,642	4,769	18.3%	4,402	28.2%
Brazil	36,627	36,766	-0.4%	36,096	1.5%
Central America	4,950	4,851	2.0%	4,606	7.5%
Caribbean	2,511	2,471	1.6%	2,347	7.0%
Chile	1,236	1,232	0.3%	1,231	0.4%
Colombia	5,801	5,719	1.4%	5,307	9.3%
Ecuador	352	374	-5.9%	343	2.6%
Mexico	21,735	21,709	0.1%	22,250	-2.3%
Peru	1,375	1,343	2.4%	1,233	11.5%
Total RGUs	80,812	79,815	1.2%	78,412	3.1%
*Fixed Line, Broadband and Television (Cable & DTH)

América Móvil Consolidated Results

2015 came to a close with the Fed finally moving to increase its benchmark interest rate for the first time in nine years, bringing along renewed volatility in financial markets that has intensified throughout this year on the continued decline of the price of crude oil and on speculation that the Chinese economy may be weaker than expected. Emerging market financial assets and currencies—among them those from Latin America—have been impacted by these factors.

Our fourth quarter revenues were up slightly in Mexican peso terms, 0.6% year-on- year, to 231 billion pesos, bringing to 894 billion pesos the figure for the full year 2015. At constant exchange rates service revenues were down 0.6% from the year-earlier quarter, the same rate that was observed in the third quarter. By product line, there wasn’t much change in the growth of service revenues in the fourth quarter relative to the prior one, with data service revenues continuing to expand on both the mobile and fixed platforms—10.3% and 7.9% respectively— as did PayTV revenues, that rose 6.6%. There were significant improvements in service revenue growth in the fourth quarter relative to the third in Argentina—from 24.1% in the third quarter to 34.9% in the fourth—in Chile, and in Telekom Austria Group.

It is important to note that at the consolidated level: a) the share of mobile service revenues in total service revenues has kept on increasing, reaching 68.5% in the fourth quarter compared to 65.8% in the year-earlier quarter; and b) within mobile service revenues, the share of data-based revenues reached 50% for the first time.

EBITDA totaled 63.9 billion pesos in the quarter, a 5.1% reduction relative to the prior year in Mexican peso terms, although at constant exchange rates it was down by 2.9%. 2015 EBITDA came out at 267 billion pesos.

América Móvil’s Income Statement (IFRS) Pro-forma* Millions of Mexican pesos
	4Q15	4Q14	Var.%	Jan-Dec 15	Jan-Dec 14	Var.%
Service Revenues	194,502	197,444	-1.5%	778,659	785,678	-0.9%
Equipment Revenues	36,075	31,860	13.2%	115,558	98,154	17.7%
Total Revenues	230,577	229,304	0.6%	894,217	883,832	1.2%
Cost of Service	70,102	68,295	2.6%	272,304	266,042	2.4%
Cost of Equipment	41,848	39,757	5.3%	145,758	133,586	9.1%
Selling, General & Administrative Expenses	51,773	51,719	0.1%	200,213	192,744	3.9%
Others	2,979	2,232	33.5%	8,752	9,075	-3.6%
Total Costs and Expenses	166,703	162,003	2.9%	627,027	601,447	4.3%
EBITDA	63,875	67,302	-5.1%	267,190	282,385	-5.4%
% of Total Revenues	27.7%	29.4%		29.9%	32.0%
Depreciation & Amortization	31,648	33,038	-4.2%	125,735	129,527	-2.9%
EBIT	32,227	34,263	-5.9%	141,454	152,858	-7.5%
% of Total Revenues	14.0%	14.9%		15.8%	17.3%
Net Interest Expense	7,455	7,003	6.5%	26,425	25,897	2.0%
Other Financial Expenses	-799	-2,032	60.7%	-21,536	7,246	-397.2%
Foreign Exchange Loss	3,125	22,818	-86.3%	78,998	28,590	176.3%
Comprehensive Financing Cost (Income)	9,782	27,789	-64.8%	83,887	61,732	35.9%
Income & Deferred Taxes	6,293	2,252	179.5%	19,180	39,634	-51.6%
Net Income before Minority Interest and Equity Participation in Results of Affiliates	16,152	4,223	282.5%	38,387	51,492	-25.5%
Equity Participation in Results of Affiliates**	-16	-1,731	99.1%	-1,427	-6,078	76.5%
Minority Interest	-472	133	n.m.	-1,906	766	-349.0%
Net Income	15,663	2,625	n.m.	35,055	46,180	-24.1%
* All periods include Telekom Austria Group results pro-forma ** Includes KPN n.m. Not meaningful

Our fourth quarter operating profit was down 5.9% year-on-year to 32.2 billion pesos, but our net profit was six times higher than in the year-earlier quarter as our comprehensive financing costs came down along with foreign exchange losses. Our net profit was equivalent to 24 peso cents per share or 28 dollar cents per ADR.

Net debt ended the year at 585 billion pesos as compared to 537 billion pesos a year earlier. The former figure considers 44.1 billion pesos in marketable securities available for sale. That is the value of our KPN stake after deducting the value of KPN shares that underpin the mandatory exchangeable bond issued in September in the amount of 750 million euros.

Balance Sheet (in accordance with IFRS) - América Móvil Consolidated Millions of Mexican Pesos
	Dec '15	Dec '14	Var.%		Dec '15	Dec '14	Var%
Current Assets				Current Liabilities
Cash	45,160	50,009	-9.7%	Short Term Debt**	109,761	57,806	89.9%
Securities & Other Short Term Investments	56,347	16,465	n.m.	Accounts Payable	249,632	254,000	-1.7%
Accounts Receivable	196,123	168,120	16.7%	Other Current Liabilities	56,313	70,386	-20.0%
Other Current Assets	18,124	17,884	1.3%		415,707	382,191	8.8%
Inventories	35,577	35,930	-1.0%
	351,332	288,408	21.8%
Non Current Assets				Non Current Liabilities
Plant & Equipment	573,529	588,106	-2.5%	Long Term Debt	573,815	545,949	5.1%
Investments in Affiliates	3,111	49,263	-93.7%	Other Liabilities	146,111	115,577	26.4%
					719,926	661,527	8.8%
Deferred Assets
Goodwill (Net)	137,114	140,903	-2.7%
Intangible Assets	101,750	95,009	7.1%	Shareholder's Equity	160,854	234,639	-31.4%
Deferred Assets	129,652	116,667	11.1%

Total Assets	1,296,487	1,278,357	1.4%	Total Liabilities and Equity	1,296,487	1,278,357	1.4%
* Results include Telekom Austria Pro-forma. ** Includes current portion of Long Term Debt.

Our capital expenditures totaled 164 billion pesos in 2015 while our shareholder distributions amounted to 71 billion pesos, including the extraordinary dividend paid out in September. Our net debt to EBITDA ratio stood at 1.8 times at the end of December, allowing for the equity credit on our hybrid bonds and for the market value of our derivatives position.

Financial Debt of América Móvil Millions of U.S. dollars equivalent
	Dec-15	Dec-14
Peso - denominated debt	5,022	5,783
Bonds and other securities	4,869	5,762
Banks and others	153	21
U.S. Dollar - denominated debt	14,965	16,026
Bonds and other securities	12,670	15,027
Banks and others	2,295	999
Debt denominated in other currencies	19,741	19,213
Bonds and other securities	19,181	18,078
Banks and others	559	1,135
Total Debt*	39,728	41,022
Cash, Marketable Securities and Short Term Financial Investments	5,899	4,516
Net Debt**	33,828	36,505
*Includes the full face value of our hybrid bonds. **Does not include the net value of our derivatives position.

Mexico

We finished 2015 with 73.7 million wireless subscribers in Mexico, 3.1% more than a year before, after adding 703 thousand subs in the fourth quarter of which 361 thousand were postpaid clients.  Our postpaid subscriber base was up 12.8% year-on-year. On the fixed-line platform we closed the year with 21.7 million access lines, 2.3% less than in the year-earlier quarter.

Fourth quarter revenues were slightly down, 0.5%, to 72.5 billion pesos, whereas service revenues were 6.9% lower than the year before. Mobile service revenues fell 2.9% in what represented the lowest rate of decline posted in five quarters.  Fixed-line service revenues fell by 8.8% year-on-year, still reflecting the impact of the elimination of national long distance tariffs from January 1st, 2015, but they appear to be stabilizing.

EBITDA came in at 26.6 billion pesos bringing the total for the year to 110 billion pesos, a 9.7% reduction from the year before. The decline in EBITDA reflects in part the impact of the depreciation of the U.S. dollar.

The spin-off of Telcel’s towers into Telesites and the listing of the new entity was completed in the fourth quarter. America Movil received 21 billion pesos from Telesites, as the latter liquidated outstanding intercompany debts.

We have benefited from mobile number portability since 2008 because of the preference of consumers for Telcel’s services and network—its superior coverage, quality and technology.

INCOME STATEMENT (IFRS) - Mexico Millions of MxP
	4Q15	4Q14	Var.%	Jan - Dec 15	Jan - Dec 14	Var.%
Total Revenues	72,520	72,850	-0.5%	275,279	278,050	-1.0%
Total Service Revenues	54,316	58,349	-6.9%	220,506	235,930	-6.5%
Wireless Revenues	49,366	46,974	5.1%	181,830	179,155	1.5%
Service Revenues	32,814	33,782	-2.9%	133,240	142,638	-6.6%
Equipment Revenues	16,363	12,915	26.7%	48,083	36,099	33.2%
Fixed Line and Other Revenues	24,849	27,237	-8.8%	99,877	106,328	-6.1%
EBITDA	26,632	31,032	-14.2%	110,041	121,851	-9.7%
% total revenues	36.7%	42.6%		40.0%	43.8%
EBIT	20,479	24,677	-17.0%	84,519	96,654	-12.6%
%	28.2%	33.9%		30.7%	34.8%

*Total Revenues reflect eliminations derived from both the overlap of fixed and mobile operations as well as international intercompany transactions; Wireless Revenues and Fixed Line and Other Revenues only exclude intercompany transactions with foreign subsidiaries. The sum of the parts will not equal Total Revenues.

Mexico Operating Data (IFRS)
	4Q15	4Q14	Var.%
Wireless Subscribers (thousands)	73,697	71,463	3.1%
Postpaid	11,228	9,956	12.8%
Prepaid	62,469	61,507	1.6%
MOU	275	263	4.6%
ARPU (MxP)	149	159	-6.3%
Churn (%)	4.5%	4.3%	0.1
Revenue Generating Units (RGUs) *	21,735	22,250	-2.3%
Fixed Lines	12,936	13,088	-1.2%
Broadband	8,799	9,163	-4.0%
* Fixed Line and Broadband

Argentina, Paraguay and Uruguay

After net additions of 745 thousand subscribers in the fourth quarter, we ended the year with 22.8 million wireless clients, 3.7% more than a year before. On the fixed-line platform we had 583 thousand fixed RGUs.

Our revenues, 8.7 billion Argentinean pesos, accelerated notably in the fourth quarter, when they were up 31.3% year-on-year with service revenues rising almost at the same pace. Wireless service revenues expanded 34.0% with data revenues accelerating to a 46.9% growth rate; data revenues now make up just over half of wireless service revenues. Fixed-line revenues, 477 million Argentinean pesos, rose 12.7% year-on-year.

Fourth quarter EBITDA of 3.2 billion Argentinean pesos exceeded by 35.6% the prior year’s figure. The EBITDA margin stood at 36.4% of revenues, 1.1 percentage points higher than a year before.

As market leaders in coverage and quality, we continue to benefit from mobile number portability in Argentina: in 2015 we received 323 thousand clients, more than two thirds of those were postpaid.

INCOME STATEMENT (IFRS) - Argentina, Paraguay & Uruguay Millions of ARP
	4Q15	4Q14	Var.%	Jan - Dec 15	Jan - Dec 14	Var.%
Total Revenues	8,698	6,625	31.3%	29,401	24,005	22.5%
Total Service Revenues	6,485	4,946	31.1%	22,761	18,278	24.5%
Wireless Revenues	8,261	6,235	32.5%	27,778	22,531	23.3%
Service Revenues	6,069	4,530	34.0%	21,198	16,774	26.4%
Equipment Revenues	2,184	1,674	30.5%	6,569	5,700	15.2%
Fixed Line and Other Revenues	477	424	12.7%	1,772	1,616	9.7%
EBITDA	3,168	2,336	35.6%	10,334	7,970	29.7%
% total revenues	36.4%	35.3%		35.2%	33.2%
EBIT	2,546	1,891	34.6%	8,264	6,550	26.2%
%	29.3%	28.6%		28.1%	27.3%

*Total Revenues reflect eliminations derived from both the overlap of fixed and mobile operations as well as international intercompany transactions; Wireless Revenues and Fixed Line and Other Revenues only exclude intercompany transactions with foreign subsidiaries. The sum of the parts will not equal Total Revenues.

Argentina, Paraguay & Uruguay Operating Data (IFRS)
	4Q15	4Q14	Var.%
Wireless Subscribers (thousands)	22,820	22,000	3.7%
Postpaid	2,608	2,789	-6.5%
Prepaid	20,212	19,211	5.2%
MOU	108	137	-21.0%
ARPU (ARP)	91	69	32.3%
Churn (%)	1.8%	2.2%	-0.4
Revenue Generating Units (RGUs) *	583	595	-2.2%
* Fixed Line, Broadband and PayTV.

Brazil

We added 513 thousand postpaid subscribers and disconnected 4.9 million prepaid subscribers in the fourth quarter to finish 2015 with 66 million wireless subscribers.  Our postpaid base, 16.7 million subs, was up 6.4% from the year-earlier quarter whereas our prepaid base was down 11%.  On the fixed-line platform our RGUs rose 1.5% year-on-year to 36.6 million at the end of the year with broadband accesses leading the way, with 7.7%, followed by fixed-telephony access lines, up 3.2%.

Fourth quarter revenues were slightly down on an annual basis to 9.2 billion reais, as service revenues were roughly flat in the face of a weak economy.  On the fixed-line platform service revenues rose 1.9% from the prior year while wireless service revenues declined 5.9%. Voice revenues continued to decline on both platforms but data and PayTV revenues kept on posting increases relative to the year-earlier quarter.

EBITDA came in at 2.5 billion reais, surpassing that of the prior year by 6.7%.  The EBITDA margin was up two percentage points in the period to 26.8% of total revenues. For the full year 2015 EBITDA came close to 10 billion reais on revenues of 36.4 billion reais.

We remain market leaders in the fixed segment by continuously innovating and enhancing the customer’s experience. We have the largest library of on-demand content in Brazil; we have increased by more than 30% the average speed of our broadband connections and today, approximately 85% of our client base has a speed of at least 10Mbps. This is the result of important investments to expand and optimize our fiber networks and backbone. On the wireless segment we continue to expand our coverage and we remain committed to offer the latest technologies. We are today selling the fastest 4GLTE service in the country.

We have received all the relevant authorizations to proceed with the acquisition of Blue Interactive, a cable company with presence in 23 municipalities with more than 4 thousand kilometers of fiber and around 270 thousand RGUs, which will strengthen our presence in the country.

INCOME STATEMENT (IFRS) - Brazil Millions of BrL
	4Q15	4Q14	Var.%	Jan - Dec 15	Jan - Dec 14	Var.%
Total Revenues	9,205	9,319	-1.2%	36,377	35,735	1.8%
Total Service Revenues	8,877	8,856	0.2%	35,129	34,284	2.5%
Wireless Revenues	3,003	3,293	-8.8%	12,026	12,484	-3.7%
Service Revenues	2,678	2,847	-5.9%	10,803	11,073	-2.4%
Equipment Revenues	327	448	-27.1%	1,222	1,403	-12.9%
Fixed Line and Other Revenues	6,201	6,026	2.9%	24,352	23,251	4.7%
EBITDA	2,469	2,314	6.7%	9,751	9,001	8.3%
% total revenues	26.8%	24.8%		26.8%	25.2%
EBIT	435	457	-4.8%	1,786	1,743	2.5%
%	4.7%	4.9%		4.9%	4.9%

*Total Revenues reflect eliminations derived from both the overlap of fixed and mobile operations as well as international intercompany transactions; Wireless Revenues and Fixed Line and Other Revenues only exclude intercompany transactions with foreign subsidiaries. The sum of the parts will not equal Total Revenues.

Brazil Operating Data (IFRS)
	4Q15	4Q14	Var.%
Wireless Subscribers (thousands)	65,978	71,107	-7.2%
Postpaid	16,651	15,652	6.4%
Prepaid	49,328	55,455	-11.0%
MOU	121	123	-1.7%
ARPU (BrL)	13	15	-12.2%
Churn (%)	5.1%	3.2%	1.9
Revenue Generating Units (RGUs) *	36,627	36,096	1.5%
* Fixed Line, Broadband and Television

Chile

We registered net additions of 214 thousand wireless clients in the fourth quarter, taking our subscriber base to 6.4 million subs by December; 10.6% above last year. On the fixed platform we had 1.2 million RGUs.

Total revenues increased 2.5% annually to 198.5 billion Chilean pesos, with service revenues accelerating to a 5.4% growth rate from -0.6% the prior quarter. Data was the main driver of growth having risen 12.7% on the wireless platform and 15.5% on the fixed one. However, voice revenue on both platforms experienced a significant comeback being the main factor behind the more dynamic revenue expansion.

EBITDA shot up 48.9% year-on-year bringing the total for the quarter to 14 billion Chilean pesos. It was equivalent to 7.1% of revenues.

INCOME STATEMENT (IFRS) - Chile Millions of ChPL
	4Q15	4Q14	Var.%	Jan - Dec 15	Jan - Dec 14	Var.%
Total Revenues	198,543	193,742	2.5%	754,385	737,643	2.3%
Total Service Revenues	168,205	159,562	5.4%	651,243	639,756	1.8%
Wireless Revenues	135,333	134,302	0.8%	506,100	503,978	0.4%
Service Revenues	104,993	99,347	5.7%	403,198	405,644	-0.6%
Equipment Revenues	30,338	34,180	-11.2%	103,142	97,888	5.4%
Fixed Line and Other Revenues	68,736	64,383	6.8%	269,282	247,036	9.0%
EBITDA	14,029	9,425	48.9%	46,333	48,914	-5.3%
% total revenues	7.1%	4.9%		6.1%	6.6%
EBIT	-38,738	-42,888	9.7%	-161,133	-142,334	-13.2%
%	-19.5%	-22.1%		-21.4%	-19.3%

*Total Revenues reflect eliminations derived from both the overlap of fixed and mobile operations as well as international intercompany transactions; Wireless Revenues and Fixed Line and Other Revenues only exclude intercompany transactions with foreign subsidiaries. The sum of the parts will not equal Total Revenues.

Chile Operating Data (IFRS)
	4Q15	4Q14	Var.%
Wireless Subscribers (thousands)	6,366	5,754	10.6%
Postpaid	1,420	1,364	4.1%
Prepaid	4,946	4,390	12.7%
MOU	145	172	-15.5%
ARPU (ChP)	5,691	5,861	-2.9%
Churn (%)	5.6%	6.4%	-0.8
Revenue Generating Units (RGUs) *	1,236	1,231	0.4%
* Fixed Line, Broadband and Television

Colombia

We finished the year with almost 29 million wireless subscribers, 2.7% less than a year before. We gained 42 thousand new subscribers in the fourth quarter, all of which were postpaid. On the fixed platform we had 5.8 million RGUs, 9.3% more than a year before. Our broadband accesses expanded 15.5% and were just shy of two million, while our voice lines increased 12.7% over the year to reach 1.6 million.

Fourth quarter revenues of 2.9 trillion Colombian pesos were down 5.8% relative to the year-earlier quarter, with service revenues declining 6.7%. The contraction of service revenues is driven by the erotion of wireless voice revenues that took place throughout the year. Wireless data revenues rose 23.0%. On the fixed platform, voice and data grew at an annual rate of 10.7%.

EBITDA was 6.3% below than in the year earlier quarter and topped one trillion Colombian pesos. The EBITDA margin stood at 35.3% of revenues, slightly lower than a year before. In addition to the pressure stemming from the reduction of our top line, our EBITDA figure also reflects the impact of the devaluation of the Colombian peso vis-à-vis the US dollar.

From mobile number portability we registered 51.6 thousand postpaid port-inns in 2015. We have made important efforts to provide the best mix of coverage, quality and pricing for our clients in the country.

INCOME STATEMENT (IFRS) - Colombia Billions of COP
	4Q15	4Q14	Var.%	Jan - Dec 15	Jan - Dec 14	Var.%
Total Revenues	2,872	3,050	-5.8%	11,334	11,391	-0.5%
Total Service Revenues	2,247	2,409	-6.7%	9,098	9,533	-4.6%
Wireless Revenues	2,189	2,433	-10.0%	8,714	9,037	-3.6%
Service Revenues	1,556	1,783	-12.8%	6,435	7,144	-9.9%
Equipment Revenues	618	641	-3.6%	2,224	1,858	19.7%
Fixed Line and Other Revenues	700	618	13.4%	2,684	2,357	13.9%
EBITDA	1,013	1,081	-6.3%	4,288	4,448	-3.6%
% total revenues	35.3%	35.5%		37.8%	39.0%
EBIT	593	696	-14.8%	2,698	3,000	-10.1%
%	20.6%	22.8%		23.8%	26.3%

*Total Revenues reflect eliminations derived from both the overlap of fixed and mobile operations as well as international intercompany transactions; Wireless Revenues and Fixed Line and Other Revenues only exclude intercompany transactions with foreign subsidiaries. The sum of the parts will not equal Total Revenues.

Colombia Operating Data (IFRS)
	4Q15	4Q14	Var.%
Wireless Subscribers* (thousands)	28,973	29,776	-2.7%
Postpaid	5,869	5,861	0.1%
Prepaid	23,104	23,914	-3.4%
MOU	208	227	-8.6%
ARPU (COP)	17,898	20,119	-11.0%
Churn (%)	4.4%	4.3%	0.0
Revenue Generating Units (RGUs)**	5,801	5,307	9.3%

*Due to differences in the policy for accounting active subscribers, the figures in this report are different from those published by the Ministry of Communications of Colombia (MinTIC).

** Fixed Line, Broadband and Television

Ecuador

We ended 2015 with 8.7 million wireless subscribers in Ecuador, 26.4% less than a year before, after net disconnections of 651 thousand prepaid clients in the quarter. However, our postpaid base increased 5.4% year-on-year to 2.6 million subscribers. On the fixed-line platform we had 352 thousand RGUs, slightly more than a year before.

Fourth quarter revenues of 392 million dollars were down 10.4% on an annual basis with wireless service revenues 11.8% lower than a year before with voice revenues declining 13.9% and data revenues falling 8.7% on account of commercial promotions. On the fixed-line platform, fourth quarter revenues of 16 million dollars were down 2.6%.

EBITDA of 120 million dollars was 36.3% lower than in the year-earlier quarter. The EBITDA margin stood at 37.6% of revenues, down 5.5 percentage points from the year before. In the fourth quarter we paid 52.9 million dollars of taxes and additional extraordinary charges, of which 31 million dollars are non-recurrent items.

We continued the roll-out of our 4GLTE network, which by year-end covered almost half the population of the country.

INCOME STATEMENT (IFRS) - Ecuador Millions of Dollars
	4Q15	4Q14	Var.%	Jan - Dec 15	Jan - Dec 14	Var.%
Total Revenues	392	438	-10.4%	1,604	1,726	-7.1%
Total Service Revenues	339	382	-11.3%	1,403	1,521	-7.7%
Wireless Revenues	379	425	-10.9%	1,551	1,674	-7.3%
Service Revenues	326	370	-11.8%	1,352	1,470	-8.0%
Equipment Revenues	53	55	-4.5%	199	204	-2.4%
Fixed Line and Other Revenues	16	17	-3.7%	64	64	0.8%
EBITDA	120	188	-36.3%	584	782	-25.4%
% total revenues	30.6%	43.0%		36.4%	45.3%
EBIT	68	139	-50.9%	379	586	-35.4%
%	17.4%	31.8%		23.6%	34.0%

*Total Revenues reflect eliminations derived from both the overlap of fixed and mobile operations as well as international intercompany transactions; Wireless Revenues and Fixed Line and Other Revenues only exclude intercompany transactions with foreign subsidiaries. The sum of the parts will not equal Total Revenues.

Ecuador Operating Data (IFRS)
	4Q15	4Q14	Var.%
Wireless Subscribers (thousands)	8,659	11,772	-26.4%
Postpaid	2,550	2,420	5.4%
Prepaid	6,109	9,352	-34.7%
MOU	205	152	35.1%
ARPU (US$)	12	10	19.9%
Churn (%)	6.2%	4.4%	1.9
Revenue Generating Units (RGUs) *	352	343	2.6%
* Fixed Line, Broadband and Television

Peru

Our wireless subscriber base ended 2015 at 12.1 million wireless subscribers following net disconnections of 270 thousand prepaid clients in the fourth quarter. On the postpaid segment our base increased 2.7% year-on- year. In addition we had 1.4 million fixed-line RGUs, 11.5% more than a year before.

Fourth quarter revenues of 1.3 billion soles were 5.6% lower compared to the prior year. On the fixed line platform, revenues expanded 12.7% over the year to reach 206 million soles, 16% of total revenues. Wireless service revenues declined 9.0% as a result of more aggressive competition and due to the mobile termination rate cuts effected from April of 2015; as a result, the average price per minute of voice dropped almost 24% relative to 2014. The growth of mobile data revenues was 7.4%.

EBITDA of 310 million soles was equivalent to 23.8% of revenues. The annual contraction of our EBITDA, 21.6%, is driven by the net impact of the mobile termination rate cut, higher acquisition and retention costs, and the devaluation of the Peruvian sol.

INCOME STATEMENT (IFRS) - Peru Millions of Soles
	4Q15	4Q14	Var.%	Jan - Dec 15	Jan - Dec 14	Var.%
Total Revenues	1,304	1,381	-5.6%	5,296	5,268	0.5%
Total Service Revenues	1,142	1,212	-5.8%	4,620	4,597	0.5%
Wireless Revenues	1,099	1,198	-8.3%	4,507	4,566	-1.3%
Service Revenues	918	1,009	-9.0%	3,795	3,862	-1.7%
Equipment Revenues	161	166	-3.2%	667	661	1.0%
Fixed Line and Other Revenues	206	182	12.7%	789	702	12.4%
EBITDA	310	395	-21.6%	1,391	1,852	-24.9%
% total revenues	23.8%	28.6%		26.3%	35.2%
EBIT	149	248	-40.0%	765	1,253	-38.9%
%	11.4%	17.9%		14.4%	23.8%

*Total Revenues reflect eliminations derived from both the overlap of fixed and mobile operations as well as international intercompany transactions; Wireless Revenues and Fixed Line and Other Revenues only exclude intercompany transactions with foreign subsidiaries. The sum of the parts will not equal Total Revenues.

Peru Operating Data (IFRS)
	4Q15	4Q14	Var.%
Wireless Subscribers (thousands)	12,084	12,498	-3.3%
Postpaid	4,018	3,912	2.7%
Prepaid	8,066	8,586	-6.1%
MOU	173	157	10.7%
ARPU (Sol)	25	27	-7.6%
Churn (%)	5.0%	4.7%	0.3
Revenue Generating Units (RGUs) *	1,375	1,233	11.5%
* Fixed Line, Broadband and Television

Central America

Altogether, our operations in Central America ended the year with 15.3 million wireless subscribers after net additions of 198 thousand in the quarter that resulted in an annual increase of 9.6% of our wireless base. At 15.7% year-on-year postpaid subscriber growth once more outpaced that of prepaid subs. On the fixed-line platform, our RGUs were up 7.5% from the prior year reaching nearly five million. The dynamism of our broadband segment has been noteworthy: we connected 85 thousand new accesses, which represents a 43.7% annual increase in the broadband base.

Revenues of 569 million dollars were up 6.4% year-on-year, making it our second fastest growing operation. On the wireless front, service revenues expanded 7.4% on the back of a 9.6% increase in voice revenues and a 4.3% rise in data revenues. Fixed-line revenues were just above those obtained a year before, with data and PayTV revenues offsetting the 6.7% decline in fixed voice revenues.

EBITDA of 187 million dollars was 11.1% higher than that of the prior year, with the EBITDA margin rising 1.4 percentage points to 32.9%.

We launched 4G-LTE services in Guatemala in the fourth quarter; our 4G networks cover every country except for El Salvador.

INCOME STATEMENT (IFRS) - Central America Millions of Dollars
	4Q15	4Q14	Var.%	Jan - Dec 15	Jan - Dec 14	Var.%
Total Revenues	569	535	6.4%	2,175	2,022	7.6%
Total Service Revenues	524	500	4.8%	2,033	1,904	6.8%
Wireless Revenues	386	352	9.7%	1,456	1,309	11.2%
Service Revenues	339	316	7.4%	1,310	1,191	10.0%
Equipment Revenues	44	35	27.9%	140	116	21.0%
Fixed Line and Other Revenues	186	185	0.3%	730	721	1.2%
EBITDA	187	169	11.1%	728	627	16.0%
% total revenues	32.9%	31.5%		33.4%	31.0%
EBIT	30	7	308.4%	116	-12	n.m.
%	5.3%	1.4%		5.4%	-0.6%

*Total Revenues reflect eliminations derived from both the overlap of fixed and mobile operations as well as international intercompany transactions; Wireless Revenues and Fixed Line and Other Revenues only exclude intercompany transactions with foreign subsidiaries. The sum of the parts will not equal Total Revenues.

Central America Operating Data (IFRS)
	4Q15	4Q14	Var.%
Wireless Subscribers (thousands)	15,317	13,973	9.6%
Postpaid	2,217	1,915	15.7%
Prepaid	13,101	12,058	8.7%
MOU	180	190	-5.2%
ARPU (US$)	8	7	1.8%
Churn (%)	6.5%	7.1%	-0.6
Revenue Generating Units (RGUs) *	4,950	4,606	7.5%
* Fixed Line, Broadband and Television

Caribbean

Our operations in the islands added 36 thousand new subscribers in the quarter to finish December with 5.3 million wireless subs, 3.3% more than at the end of 2014. Our RGUs were up 7.0% to 5.0 million on the back of strong PayTV growth.

The quarter’s revenues, 468 million dollars, were down 4.1% year-on-year, in line with the decline showed the precedent quarter, with service revenues falling 5.6% and equipment revenues rising 35.6%. The consolidated results for the Caribbean reflect opposite trends in Dominicana and Puerto Rico. The former posted an annual revenue increase of 1.4% in its local currency while the latter showed a revenue drop of 6.8% on account of tough macroeconomic conditions in the island and a very competitive environment. All-in, wireless service revenues were down 9.4% with voice revenues falling 19.3% and data revenues rising 8.1%. Fixed-line revenues were 1.6% under those of the prior year as voice revenues contracted 5.1%.

The fourth quarter’s EBITDA, 131 million dollars, fell 35.3% year-on-year. The yearly revenue and EBITDA comparison is affected by Puerto Rico having booked certain extraordinary revenues in the last quarter of 2014.

INCOME STATEMENT (IFRS) - Caribbean Millions of Dollars
	4Q15	4Q14	Var.%	Jan - Dec 15	Jan - Dec 14	Var.%
Total Revenues	468	488	-4.1%	1,869	1,942	-3.7%
Total Service Revenues	436	462	-5.6%	1,769	1,852	-4.5%
Wireless Revenues	252	268	-6.1%	1,014	1,070	-5.2%
Service Revenues	225	248	-9.4%	935	1,005	-7.0%
Equipment Revenues	27	20	35.6%	82	68	20.9%
Fixed Line and Other Revenues	217	220	-1.6%	855	871	-1.9%
EBITDA	131	202	-35.3%	567	739	-23.3%
% total revenues	27.9%	41.4%		30.3%	38.0%
EBIT	49	110	-55.7%	235	369	-36.5%
%	10.4%	22.5%		12.6%	19.0%

*Total Revenues reflect eliminations derived from both the overlap of fixed and mobile operations as well as international intercompany transactions; Wireless Revenues and Fixed Line and Other Revenues only exclude intercompany transactions with foreign subsidiaries. The sum of the parts will not equal Total Revenues.

Caribbean Operating Data (IFRS)
	4Q15	4Q14	Var.%
Wireless Subscribers (thousands)	5,261	5,092	3.3%
Postpaid	1,679	1,541	9.0%
Prepaid	3,582	3,551	0.9%
MOU	284	288	-1.5%
ARPU (US$)	14	17	-12.2%
Churn (%)	3.7%	3.7%	0.0
Revenue Generating Units (RGUs) *	2,511	2,347	7.0%
* Fixed Line, Broadband and Television

United States

We ended the year with 25.7 million clients in the U.S. after net disconnections of 58 thousand in the quarter. Our net subscriber losses were associated with our legacy voice-only brands: Net10 and TracFone. Our bucket plans StaightTalk, SafeLink and Total Wireless, all of which include data services, continued to show solid growth.

Fourth quarter revenues of 1.8 billion dollars were flat compared to the year-earlier quarter but service revenues increased by 1.0% in the period, with ARPU steady at 20 dollars. Equipment revenues were down 7.1% on account of lower handset pricing. Tracfone’s revenues totaled nearly 7 billion dollars in 2015.

The quarter’s EBITDA rose 7.5% year-over-year to 77 million dollars reflecting our efforts to reduce costs in what continues to be a very competitive environment. The EBITDA margin in the quarter, 4.4%, was somewhat higher than the one observed a year before. For the full year Tracfone’s EBITDA came in at 593 million dollars, representing an EBITDA margin of 8.5%.

INCOME STATEMENT (IFRS) - United States Millions of Dollars
	4Q15	4Q14	Var.%	Jan - Dec 15	Jan - Dec 14	Var.%
Total Revenues	1,756	1,756	0.0%	6,985	6,852	1.9%
Service Revenues	1,560	1,545	1.0%	6,280	6,153	2.1%
Equipment Revenues	196	211	-7.1%	703	698	0.8%
EBITDA	77	72	7.5%	593	655	-9.4%
% total revenues	4.4%	4.1%		8.5%	9.6%
EBIT	65	55	16.9%	547	613	-10.8%
%	3.7%	3.2%		7.8%	8.9%

United States Operating Data (IFRS)
	4Q15	4Q14	Var.%
Wireless Subscribers (thousands)	25,668	26,006	-1.3%
MOU	496	531	-6.6%
ARPU (US$)	20	20	1.8%
Churn (%)	4.1%	4.2%	-0.1

Telekom Austria Group

We ended December with 20.7 million wireless subscribers in Europe, 3.5% more than in 2014. Organically, we gained 519 thousand new wireless clients in the quarter, 440 thousand of them postpaid clients, which resulted in our contract base rising 4.9% year-over-year. On October 1st, we began consolidating ONE in Macedonia, which added an additional 590 thousand wireless subs to our base. On the fixed-line platform we posted a 28.2% increase in RGUs. This figure reflects the consolidation of fixed-line operator Blizoo in Bulgaria. PayTV units, 1.1 million, were almost twice as many as in 2014, whereas broadband accesses, 2.3 million, were up 28.4%.

Revenues totaled 1.1 billion euros in the quarter and were up 5.4% relative to the prior year, with service revenues rising 1.8% due to the acquisition of Blizoo in Bulgaria, but also by smaller acquisitions in Slovenia and Macedonia. On the wireless front, revenues increased 3.3% with equipment revenues rising 16.5% and service revenues declining 1.2%. The latter figure shows a substantial recovery: a year before service revenues were declining 6.9% and even in the third quarter of 2015 they were falling at a rate of 5.4%.

On the fixed-line front, revenues expanded 9.4% with service revenues rising somewhat faster at 9.7%. Fixed-data revenues, which account for almost 40% of our fixed service revenues, posted an annual increase of 12.1%.

The quarter’s EBITDA, 337 million euros, was up 81.6% annually at constant exchange rates, driven, for the most, part by cost savings in Austria and the acquisitions mentioned above. The EBITDA margin for the period stood at 30.3%, up from 24.5% in the last quarter of 2014.

INCOME STATEMENT (IFRS) - Telekom Austria Group* Millions of Euros
	4Q15	4Q14	Var.%	Jan - Dec 15	Jan - Dec 14	Var.%
Total Revenues	1,115	1,058	5.4%	4,153	4,137	0.4%
Wireless Revenues	715	692	3.3%	2,705	2,755	-1.8%
Service Revenues	547	554	-1.2%	2,216	2,313	-4.2%
Equipment Revenues	129	111	16.5%	363	337	7.5%
Fixed Line and Other Revenues	400	365	9.4%	1,448	1,382	4.7%
EBITDA	337	175	93.3%	1,372	1,187	15.6%
% total revenues	30.3%	16.5%		33.0%	28.7%
EBIT	124	-40	n.m.	574	334	72.1%
%	11.1%	-3.8%		13.8%	8.1%
*Group results are not presented pro-forma.

Telekom Austria Group Operating Data (IFRS)
	4Q15	4Q14	Var.%
Wireless Subscribers (thousands)	20,711	20,008	3.5%
Postpaid	14,787	14,098	4.9%
Prepaid	5,924	5,910	0.2%
MOU	284	302	-6.0%
ARPU (Euros)	9	10	-7.8%
Churn (%)	2.2%	2.1%	0.0
Revenue Generating Units (RGUs) *	5,642	4,402	28.2%

We will host our conference call to discuss 4Q15 financial and operating results on February 10th at 9:00am Mexico City time. To access the call please log on to www.americamovil.com/investors.

Glossary of Terms

ARPU	Average Revenue per User. The ratio of service revenues in a given period to the average number of wireless subscribers in the same period. It is presented on a monthly basis.
ARPM	Average Revenue per Minute. The ratio of service revenues to airtime traffic.
Capex	Capital Expenditure. Accrued capital expenditures related to the expansion of the telecommunications infrastructure.
Churn	Disconnection Rate. The ratio of wireless subscribers disconnected during a given period to the number of wireless subscribers at the beginning of that period.
EBIT	Earnings Before Interest and Taxes, also known as Operating Profit.
EBIT margin	The ratio of EBIT to total operating revenue.
EBITDA	Earnings Before Interest, Taxes, Depreciation, and Amortization.
EBITDA margin	The ratio of EBITDA to total operating revenue.
EPS (Mexican pesos)	Earnings per share. Total earnings in Mexican pesos divided by total shares.
Earnings per ADR (US$)	Total earnings in U.S. dollars divided by total ADRs equivalent.
Equity subscribers	Subscribers weighted by the economic interest held in each company.
GPRS	General Packet Radio Service. Enables GSM networks to offer higher capacity, Internet-based-content and packet-based data services. It is a second generation technology.
Gross additions	Total number of subscribers acquired during the period.
Licensed pops	Licensed population. Population covered by the licenses that each of the companies manage.
LTE	Long-term evolution is a 4th generation standard for wireless communication of high-speed data for mobile phones and data terminals.
Market share	A company’s subscriber base divided by the total number of subscribers in that country.
MOU	Minutes of Use per subscriber. The ratio of wireless traffic in a given period to the average number of wireless subscribers in that same period. It is presented on a monthly basis.
Net subscriber additions	The difference in the subscriber base from one period to another. It is the different between gross additions and disconnections.
Net debt	Total short and long term debt minus cash and marketable securities.
Net debt / EBITDA	The ratio of total short and long term debt minus cash and securities to trailing 12-month income before interest, taxes, depreciation and amortization.
Prepaid	Subscriber that may purchase airtime to recharge a cellular phone. The client does not hold a contract with the company for voice and data services.
Postpaid	Subscriber that has a contract for the use of airtime. The client has no need of activating airtime, it is done so immediately.
SMS	Short Message Service.
SAC

Subscriber Acquisition Cost. The sum of handset subsidies, marketing expenses and commissions to distributors for handset activation. Handset subsidy is calculated as the difference between equipment cost and equipment revenues.

Wireless penetration	The ratio of total wireless subscribers in any given country divided by the total population in that country.

Exchange Rates Local Currency Units per USD
	4Q15	3Q15	Var.%	4Q14	Var.%	Jan - Dec 15	Jan - Dec 14	Var.%
Mexico
EoP	17.21	17.01	1.2%	14.72	16.9%	17.21	14.72	16.9%
Average	16.75	16.41	2.1%	13.84	21.0%	15.85	13.30	19.2%
Brazil
EoP	3.85	3.97	-3.1%	2.66	45.0%	3.85	2.66	45.0%
Average	3.84	3.54	8.6%	2.55	50.9%	3.33	2.35	41.5%
Argentina
EoP	13.04	9.42	38.4%	8.55	52.5%	13.04	8.55	52.5%
Average	10.16	9.25	9.8%	8.51	19.4%	9.26	8.12	14.1%
Chile
EoP	710	699	1.6%	607	17.0%	710	607	17.0%
Average	698	676	3.2%	598	16.6%	654	570	14.7%
Colombia
EoP	3,149	3,122	0.9%	2,392	31.6%	3,149	2,392	31.6%
Average	3,060	2,938	4.1%	2,172	40.9%	2,741	2,000	37.0%
Guatemala
EoP	7.63	7.68	-0.6%	7.60	0.5%	7.63	7.60	0.5%
Average	7.65	7.66	-0.2%	7.63	0.3%	7.66	7.74	-1.0%
Honduras
EoP	22.52	22.14	1.7%	21.66	4.0%	22.52	21.66	4.0%
Average	22.31	22.10	1.0%	21.53	3.7%	22.10	21.14	4.6%
Nicaragua
EoP	27.93	27.59	1.2%	26.60	5.0%	27.93	26.60	5.0%
Average	27.76	27.42	1.2%	26.44	5.0%	27.26	25.96	5.0%
Costa Rica
EoP	545	541	0.7%	546	-0.1%	545	546	-0.1%
Average	540	541	-0.1%	543	-0.5%	541	545	-0.7%
Peru
EoP	3.41	3.22	5.9%	2.99	14.2%	3.41	2.99	14.2%
Average	3.32	3.21	3.4%	2.93	13.4%	3.18	2.84	12.2%
Paraguay
EoP	5,807	5,636	3.0%	4,629	25.4%	5,807	4,629	25.4%
Average	5,699	5,306	7.4%	4,610	23.6%	5,203	4,460	16.6%
Uruguay
EoP	29.95	29.13	2.8%	24.37	22.9%	29.95	24.37	22.9%
Average	29.54	28.35	4.2%	24.15	22.3%	27.32	23.24	17.5%
Dominican Republic
EoP	45.57	45.36	0.5%	44.43	2.6%	45.57	44.43	2.6%
Average	45.46	45.19	0.6%	44.15	3.0%	45.08	43.59	3.4%
Austria & CEE
EoP	0.92	0.89	2.9%	0.83	11.4%	0.92	0.83	11.4%
Average	0.91	0.90	1.6%	0.80	14.0%	0.90	0.75	19.7%

	4Q15	3Q15	Var.%	4Q14	Var.%	Jan - Dec 15	Jan -Dec 14	Var.%
USA
EoP	0.06	0.06	-1.2%	0.07	-14.5%	0.06	0.07	-14.5%
Average	0.06	0.06	-2.0%	0.07	-17.4%	0.06	0.08	-16.1%
Brazil
EoP	0.22	0.23	-4.2%	0.18	24.0%	0.22	0.18	24.0%
Average	0.23	0.22	6.4%	0.18	24.7%	0.21	0.18	18.7%
Argentina
EoP	0.76	0.55	36.8%	0.58	30.4%	0.76	0.58	30.4%
Average	0.61	0.56	7.6%	0.62	-1.4%	0.58	0.61	-4.3%
Chile
EoP	41.3	41.1	0.5%	41.2	0.1%	41.3	41.2	0.1%
Average	41.7	41.2	1.1%	43.2	-3.7%	41.3	42.9	-3.8%
Colombia
EoP	183.0	183.6	-0.3%	162.6	12.6%	183.0	162.6	12.6%
Average	182.7	179.1	2.0%	156.9	16.4%	172.9	150.4	15.0%
Guatemala
EoP	0.44	0.45	-1.7%	0.52	-14.1%	0.44	0.52	-14.1%
Average	0.46	0.47	-2.2%	0.55	-17.2%	0.48	0.58	-17.0%
Honduras
EoP	1.31	1.30	0.6%	1.47	-11.1%	1.31	1.47	-11.1%
Average	1.33	1.35	-1.1%	1.56	-14.3%	1.39	1.59	-12.3%
Nicaragua
EoP	1.62	1.62	0.1%	1.81	-10.2%	1.62	1.81	-10.2%
Average	1.66	1.67	-0.8%	1.91	-13.2%	1.72	1.95	-11.9%
Costa Rica
EoP	31.67	31.81	-0.5%	37.07	-14.6%	31.67	37.07	-14.6%
Average	32.26	32.96	-2.1%	39.25	-17.8%	34.11	40.97	-16.7%
Peru
EoP	0.20	0.19	4.7%	0.20	-2.3%	0.20	0.20	-2.3%
Average	0.20	0.20	1.3%	0.21	-6.3%	0.20	0.21	-5.9%
Paraguay
EoP	337.5	331.4	1.8%	314.5	7.3%	337.5	314.5	7.3%
Average	340.3	323.4	5.2%	333.1	2.2%	328.2	335.4	-2.1%
Uruguay
EoP	1.74	1.71	1.6%	1.66	5.1%	1.74	1.66	5.1%
Average	1.76	1.73	2.1%	1.74	1.1%	1.72	1.75	-1.4%
Dominican Republic
EoP	2.65	2.67	-0.7%	3.02	-12.3%	2.65	3.02	-12.3%
Average	2.71	2.75	-1.4%	3.19	-14.9%	2.84	3.28	-13.3%

For further information please visit our website at: www.americamovil.com

América Móvil, S.A.B. de C.V. (the “Company”) quarterly reports and all other written materials may from time to time contain forward-looking statements that reflect the current views and/or expectations of the Company and its management with respect to its performance, business and future events. Forward looking statements include, without limitation, any statement that may predict, forecast, indicate or imply future results, performance, or achievements, and may contain words like “believe”, “anticipate”, “expect”, “envisages”, “will likely result”, or any other words or phrases of similar meaning. Such statements are subject to a number of risks, uncertainties and assumptions. We caution you that a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in this report. In no event, neither the Company nor any of its subsidiaries, affiliates, directors, officers, agents or employees shall be liable before any third party (including investors) for any investment or business decision made or action taken in reliance on the information and statements contained in this document or for any consequential, special or similar damages.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: February 10, 2016

AMÉRICA MÓVIL, S.A.B. DE C.V.

By:	/S/ Carlos José García Moreno Elizondo
Name: Title:	Carlos José García Moreno Elizondo Chief Financial Officer